Mail Stop 4561

May 28, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund II Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

>   **Re: Gateway Tax Credit Fund II Ltd.**
>   **Form 10-K for the fiscal year ended March 31, 2007**
>   **File No. 0-19022**

Dear Mr. Oorlog:

We have reviewed your response letter dated March 26, 2008 and have the following additional comment.   Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended March 31, 2007

Item 2. Properties

1.   We note your response to prior comments 1 and 2 and we are unable to agree with your position because investors invest at the series level and therefore significance and materiality should be determined at the series level. Please amend your filing to provide separate summarized financial information for each individual project partnership where the significance level of an individual project partnership exceeds 10% relative to the financial statements of the particular series to which the individual project partnership relates.

As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief